Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

May 16, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Liz Packebusch and Daniel Morris

Re:	Critical Metals Corp. Amendment No. 1 to Registration Statement on Form F-1 Filed May 1, 2024 File No. 333-278400

Dear Ms. Packebusch and Mr. Morris:

Critical Metals Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 14, 2024, regarding our Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on May 1, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-1 filed May 1, 2024

General

1.	We note your revised disclosure in response to prior comment 3 that the GEM Investor and GYBL may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. Please revise to indicate that the GEM Investor and GYBL are underwriters.

Response to Comment No. 1: The Company respectfully acknowledges the Staff’s comment and has responded by amending the disclosure on the Cover Page and page 136 of the Amended Registration Statement to indicate that the GEM Investor and GYBL are underwriters within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Jason A. Rocha, Esq. at jason.rocha@whitecase.com, or by telephone at 713-496-9732.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Jason A. Rocha, Esq.
White & Case LLP